UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  May 2013

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes          No  X
(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

This Form 6-K for Empresa Distribuidora y Comercializadora Norte S.A. (“EDENOR”) contains:

Exhibit 1	Press release issued by EDENOR on May 13, 2013 entitled "Edenor Announces First Quarter 2013 Results".

Exhibit 2
Condensed Interim Consolidated Financial Statements as at March 31, 2013 and for the three-month periods ended March 31, 2013 and 2012, together with the Limited Review Report of Price Waterhouse & Co. S.R.L.

Exhibit 3	Minutes No. 258 of the Supervisory Committee’s meeting and report of the Supervisory Committee.

Exhibit 4	Excerpt of the Minutes No. 370 of the Board of Directors’ meeting approving the Financial Statements for the first quarter of the fiscal year ended March 31, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Empresa Distribuidora y Comercializadora Norte S.A.
By: /s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: May 15, 2013